SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04034302

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to

COMMISSION FILE NUMBER 0-9924

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)
2801 Highway 280 South
Birmingham, Alabama 35223
(205) 268-1000

Total number of pages in this report
including Exhibits is 16.

Index of Financial Statements at page 2.
Index of Exhibits at page 2.

Financial Statements and Exhibits

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Northwest
Suite 1400
Atlanta, GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of
Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Protective Life Corporation 401(k) and Stock Ownership Plan ("the Plan") at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
June 24, 2004

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	**2003**	**2002**
Investments, at fair value (Notes 3 and 5)		
Protective Life Corporation common stock	$ 75,230,787	$ 63,821,027
Mutual funds	23,594,440	15,666,930
Collective funds	22,240,414	18,661,762
Participant loans	3,306,671	3,077,880
Total investments	124,372,312	101,227,599
Cash	---	2,088
Participant contributions receivable	199,936	182,938
Employer contributions receivable	2,124,289	1,151,845
Accrued interest receivable	905	1,640
Total Assets	$ 126,697,442	$ 102,566,110

LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

Accrued expenses and other liabilities	$ 87,762	---
Pending loan payments	7,911	$ 9,265
Securities purchased, not settled	777	---
Note payable to affiliate	3,426,192	3,838,318
Accrued interest on note payable to affiliate	256,964	287,874
Total liabilities	3,779,606	4,135,457
Net assets available for plan benefits	122,917,836	98,430,653
	$ 126,697,442	$ 102,566,110

See notes to financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

Additions	
Participant contributions	$ 6,837,436
Employer contributions	2,124,289
Net investment income	
Dividends	1,571,991
Interest	212,901
	1,784,892
Net appreciation in the fair value of investments (Note 3)	20,258,819
	31,005,436
Deductions	
Benefits paid to participants	6,192,610
Interest expense on note payable to affiliate	256,964
Investment management fees	68,679
	6,518,253
Net increase	24,487,183
Net assets available for plan benefits	
Beginning of year	98,430,653
End of year	$ 122,917,836

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1- Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan ("the Plan") are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments – Investments are stated at fair value. Protective Life Corporation common stock is valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Shares of mutual funds are valued at the reported net asset value of the mutual fund each business day. Units in collective investment funds are valued at the unit value as reported by the trustee of the collective investment fund on each valuation date. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales are reflected as of the trade date. Investment income is recorded when earned. The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

At December 31, 2003 and 2002, the carrying amounts of cash and cash equivalents, short-term investments, and receivables are representative of fair value due to the short maturity of these instruments.

Participant Contributions Receivable – Participant contributions are accrued based on unremitted deductions from participating employees' compensation.

Employer Contributions – Employer matching and profit sharing contributions are valued at the average market value of the related shares as defined in the Plan document and are accrued based on participant contributions and amounts declared by the Board of Directors.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE 2 - Plan Description

Protective Life Corporation shareholders approved the Plan to provide retirement benefits for eligible employees of Protective Life Corporation and its subsidiaries ("the Employer"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

An account is maintained for each participant in the Plan. The accounts are credited with the employees' elective contributions, their allocated portion of the employer matching and profit sharing contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. However, benefit payments must commence no later than April 1 following the year the participant reaches age 70 ½. Investment of a participant's account in the Employer stock shall be distributed in the form of a lump-sum distribution of either Employer stock or cash as the participant (or beneficiary) elects.

The Plan appointed the Northern Trust Company ("the Trustee") to replace American Express Trust Co. ("American Express") as Plan trustee effective January 1, 2003. Plan assets transferred to Northern Trust Company were transferred into funds comparable to those offered by American Express.

The conversion initiated a "blackout" period that began December 9, 2002 and continued through January 23, 2003. During this period, participants were unable to make changes to or withdraw from their account. Employee contributions continued to be made through payroll deductions and the contributions were deposited into funds as directed by each participant without interruption. Investment income, realized gains or losses and the unrealized appreciation (depreciation) on investments were also allocated to the participants' individual accounts based on participant elections.

The assets of the Plan are held and invested by the Trustee. Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

The Plan is funded by pre-tax employee contributions, not to exceed $12,000 in the year 2003 (plus certain "catch-up contributions" for certain eligible participants), employee rollover contributions, and Employer matching and profit sharing contributions. The Employer matches 100% of employee contributions up to a maximum of 4% of employee compensation deposited to the Plan during the year. The Employer matching contribution is made in the Employer's common stock through an employee stock ownership plan (ESOP) feature. Eligible participants receive profit sharing contributions if the Employer achieves financial performance goals established by the Board of Directors. The amount of the profit sharing contribution, if any, will be between 1% and 3% of an eligible participant's base pay. The profit sharing contribution for 2003 was 2.82% for eligible participants. Employee contributions cannot exceed 25% of total employee compensation. Employee contributions, made on a pre-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (IRC). Employee contributions, Employer matching and profit sharing contributions, and earnings thereon are not subject to Federal income tax until the funds are disbursed from the Plan.

All employee contributions and rollover contributions are fully vested at all times. With respect to Employer matching and profit sharing contributions, the Plan was revised as of December 31, 1999 to state that any employee who is active on or after January 1, 2000 will be 100% vested. Forfeitures occur when a nonvested participant receives a distribution of the full vested value of his account or incurs five consecutive one year breaks in service, as defined in the Plan document. Amounts forfeited will be applied to reduce future Employer contributions. As of December 31, 2003, 380 forfeited shares were available to reduce future Employer contributions (Note 4).

Provisions of the Plan allow participants to obtain loans based on their individual account balance. Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Loans to acquire a principal residence are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates on outstanding participant loans ranged from 5.00% to 12.42% at December 31, 2003 and 5.25% to 12.42% at December 31, 2002.

Administrative expenses are paid by the Employer, except brokerage commissions paid on the Employer stock fund transactions and investment management fees. Commissions paid on the Employer stock fund transactions were approximately $24,628 in 2003. These commissions (paid to Northern Trust Securities, Inc., an affiliate of the Trustee) are reflected in the financial statements as a reduction of employee deposits and reduction of proceeds on sale. Investment management fees on mutual funds are reflected in the respective fund's net asset value and are paid by the participants. Investment management fees on collective funds of $68,679 were paid by participants in 2003 and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan. The Plan currently offers six mutual and three collective funds, as well as Employer common stock, as investment options. All Employer matching and profit sharing contributions are invested in Employer common stock. Effective January 1, 2003, the Plan was amended to allow (a) participants age 55 and older to withdraw or diversify into other fund options up to 100% of ESOP balances at any time and (b) participants under age 55 to diversify up to 50% of ESOP balances into other fund options at any time.

NOTE 3 - Investments

Investment information at December 31, 2003 and 2002 and for the year ended December 31, 2003 is as follows:

	Fair Value	
	2003	2002
Protective Life Corporation common stock	$ 75,230,787	$ 63,821,027
Mutual Funds		
AIM Constellation Fund	---	2,224,031
AIM Mid Cap Fund	3,449,834	---
AXP Blue Chip Advantage Fund (Y)	---	6,094,176
AXP New Dimensions Fund (Y)	---	4,438,409
Dodge & Cox Stock Fund	5,581,076	---
Neuberger Berman Genesis Trust	2,529,099	1,073,197
Northern Focused Growth Fund (C)	8,546,380	---
Templeton Foreign Fund	2,076,489	1,292,687
Van Kampen Equity and Income Fund	1,411,562	544,430
Total mutual funds	23,594,440	15,666,930
Collective Funds		
American Express Trust Equity Index Fund II	---	5,457,476
American Express Trust Income Fund II	---	12,090,207
AET Money Market Fund I	---	1,114,079
Northern Russell 3000 Index Fund	614,178	---
Northern S&P 500 Index Fund	7,169,928	---
Northern Stable Value Fund	13,389,399	---
Northern Short-Term Investment Fund	1,066,909	---------
Total collective funds	22,240,414	18,661,762
Participant loans	3,306,671	3,077,880
Total investments	$ 124,372,312	$ 101,227,599

During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $20,258,819 as follows:

Mutual and collective funds	$ 6,159,713
*Protective Life Corporation common stock	14,099,106
	$ 20,258,819

The following is a summary of assets held in excess of 5% of the Plan's net assets available for plan benefits at December 31, 2003 and 2002:

	2003	2002
*Protective Life Corporation common stock (2,223,132 and 2,319,078 shares, respectively)	$ 75,230,787	$ 63,821,027
AXP Blue Chip Advantage Fund (Y)	---	$ 6,094,176
American Express Trust Equity Index II	---	$ 5,457,476
American Express Trust Income Fund II	---	$ 12,090,207
Northern Focused Growth Fund (C)	$ 8,546,380	---
Northern S&P 500 Index Fund	$ 7,169,928	---
Northern Stable Value Fund	$ 13,389,399	---

*Investment includes both participant-directed and non-participant-directed amounts.

NOTE 4 - Unallocated Shares and Note Payable to Affiliate

During 1990, the Plan acquired 2,080,000 (adjusted for the June 1995 and April 1998 2-for-1 stock splits) shares of Employer common stock from the Employer at a cost of $6,890,000. At December 31, 2003, 705,998 of these shares had not been allocated to Plan participants' accounts. At December 31, 2002, 838,391 of these shares had not been allocated to Plan participants' accounts. The fair value of the unallocated shares at December 31, 2003 and 2002 was $23,890,972 and $23,072,528, respectively. The purchase of these shares was financed through the issuance of a note payable to the Employer in the amount of $6,890,000. The balance of the note at December 31, 2003 and 2002 was $3,426,192 and $3,838,318, respectively. The note bears interest at an annual rate of 7.5%. Dividends paid by the Employer on the unallocated shares will be used to retire the note. To the extent that scheduled principal and interest payments exceed the Plan's ability to make such payments from unallocated dividends received, additional contributions will be made by the Employer for the purpose of making such payments.

Aggregate maturities of the note are as follows:

Year ended December 31	
2004	$ 443,036
2005	476,263
2006	511,982
2007	550,382
2008	591,660
Thereafter	852,869
	$ 3,426,192

Subsequent to December 31, 2003, the Employer's 2003 matching and profit sharing contribution was made in the total amount of $5,335,013 by allocating to Plan participants 96,263 of the previously unallocated shares, purchasing 7,848 shares from the Employer, allocating 5,462 shares which were forfeited during the year ended December 31, 2003, and the Employer contributing 72,497 shares. The 72,497 shares contributed by the Employer have been accrued by the Plan as Employer contributions receivable in the accompanying statement of net assets available for plan benefits at December 31, 2003.

NOTE 5 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2003	2002
Assets:		
Protective Life Corporation common stock	$ 58,523,335	$ 49,733,658
Short-term investments	982,251	1,114,071
Cash	---	586
Employer contributions receivable	2,124,289	1,151,845
Accrued interest receivable	820	1,451
Total assets	$ 61,630,695	$ 52,001,611
Liabilities and Net Assets		
Note payable to affiliate	$ 3,426,192	$ 3,838,318
Accrued interest on note payable to affiliate	256,964	287,874
Total liabilities	3,683,156	4,126,192
Net assets	$ 57,947,539	$ 47,875,419

	Year Ended December 31, 2003
Changes in net assets:	
Dividends and interest	$ 1,130,615
Net appreciation	10,993,542
Transfers to other funds within Plan	(1,463,039)
Employer contribution	2,124,289
Benefits paid to participants	(2,456,323)
Interest expense	(256,964)
Total changes in net assets	$ 10,072,120

NOTE 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 24, 2004, that the Plan is designed in accordance with applicable requirements of the Internal Revenue Code ("IRC") and is, therefore, exempt from Federal income taxes. Therefore, no provision for income taxes is included in the Plan's financial statements.

NOTE 7 - Termination Priorities

In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested, and shall not thereafter be subject to forfeiture. Unallocated shares shall be allocated to the accounts of all participants in accordance with the provisions of the Plan. All assets will be distributed based on the fair value of assets available for plan benefits.

NOTE 8 - Form 5500

Any differences existing between the Form 5500 and the numbers included in this report relate directly to accruals reflected in the financial statements.

SUPPLEMENTAL SCHEDULE

PROTECTIVE LIFE CORPORATION 401(K) and STOCK OWNERSHIP PLAN
EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

a.	b. Identity of Issuer Borrower, Lessor, or Similar Party	c. Description of Investment	d. Cost	e. Current Value
*	Protective Life Corporation	Common Stock	$ 20,844,039 A	$ 75,230,787
	AIM Mid Cap Fund	Mutual Fund	B	3,449,834
	Dodge & Cox Stock Fund	Mutual Fund	B	5,581,076
	Neuberger Berman Genesis Trust	Mutual Fund	B	2,529,099
*	Northern Focused Growth Fund C	Mutual Fund	B	8,546,380
*	Northern Russell 3000 Index Fund	Collective Fund	B	614,178
*	Northern S&P 500 Index Fund	Collective Fund	B	7,169,928
*	Northern Short-term Investment Fund	Collective Fund	1,066,909 A	1,066,909
*	Northern Stable Value Fund	Collective Fund	B	13,389,399
	Templeton Foreign Fund (Class I)	Mutual Fund	B	2,076,489
	Van Kampen Equity and Income Fund	Mutual Fund	B	1,411,562
*	Loans to participants	Loans, interest rates range from 5.00% to 12.42%	$0	3,306,671
Total				$ 124,372,312

* Party-in-interest
A Includes cost of both participant-directed and nonparticipant-directed investments
B Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION 401(k)
AND STOCK OWNERSHIP PLAN

BY: PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)

By: ______________________
Steven G. Walker

Date: June 24, 2004

Exhibit 24

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-61847) of Protective Life Corporation of our report dated June 24, 2004 relating to the financial statements of Protective Life Corporation 401(k) and Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
June 24, 2004